UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42835

Hang Feng Technology Innovation Co., Ltd.

Unit 2008, 20/F, Cheung Kong Center

2 Queen’s Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Pricing and Closing of Initial Public Offering

On September 15, 2025 (the “Closing Date”), Hang Feng Technology Innovation Co., Ltd. (the “Company”) closed its initial public offering (“IPO”) of 1,375,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-287284), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2025, as amended, and declared effective by the SEC on September 12, 2025. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The gross proceeds of the IPO were $5,500,000, before deducting underwriting discounts and commissions and offering expenses. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “FOFO” on September 12, 2025.

In connection with the IPO, the Company entered into an underwriting agreement, dated September 12, 2025 (the “Underwriting Agreement”), with Kingswood Capital Partners, LLC, as the sole book-runner with respect to the IPO. The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

The over-allotment option was exercised in full by the underwriters and the Company issued 206,250 Ordinary Shares, equal to 15% of the total number of the Ordinary Shares sold in the IPO, on September 16, 2025.

The Company issued a press release on September 12, 2025, announcing the pricing of the IPO, a press release on September 15, 2025, announcing the closing of the IPO, and a press release on September 16, 2025, announcing the exercise and the closing of the over-allotment option, respectively. Copies of these press releases are attached hereto as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hang Feng Technology Innovation Co., Ltd.

Date: September 16, 2025	By:	/s/ XU Zhiheng
	Name:	XU Zhiheng
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated September 12, 2025
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering
99.3	Press Release on Exercise and the Closing of the Over-Allotment Option

3